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                                                                     EXHIBIT (d)

                      Press Release Dated June 18, 1999,
              with respect to the Merger Agreement and the Offer
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FOR IMMEDIATE RELEASE
FRIDAY, JUNE 18, 1999


                    DURAKON INDUSTRIES SIGNS AGREEMENT TO BE
                             ACQUIRED BY LITTLEJOHN

Lapeer, Mich., June 18, 1999 -- Durakon Industries, Inc. (Nasdaq: DRKN) announced today that it has entered into a definitive agreement pursuant to which all of the outstanding shares of common stock of Durakon will be acquired by a partnership formed by Littlejohn & Co. LLC. Under the agreement, which has been approved unanimously by Durakon's board of directors, Littlejohn will commence a tender offer for all outstanding shares of common stock of Durakon for $16 per share in cash. The tender offer will be followed by a merger in which any shares not acquired by Littlejohn in the tender offer will be acquired for the same amount of cash. Certain shareholders of the Company owning approximately 32% of Durakon's shares have agreed to tender their shares and to vote in favor of the merger.

The tender offer will commence no later than Friday, June 25, 1999, and will be conditioned on 90 percent of the outstanding shares of Durakon being tendered as well as other customary conditions. If at least a majority, but less than 90 percent, of the outstanding shares are tendered, Littlejohn will not purchase shares in the tender offer. Instead, the parties have agreed to proceed with a cash merger.

Lazard Freres & Co., LLC, and J.I. Harris & Associates have acted as investment bankers and financial advisors, respectively, to Durakon in connection with the transaction.

Littlejohn & Co. LLC is a private investment fund located in Greenwich, Connecticut. Durakon Industries Inc. is the world's leading producer and marketer of pickup truck bedliners, and is a leader in the production and marketing of rollback car carriers and wheel-lift towing vehicles. Durakon's world headquarters and a major manufacturing facility are in Lapeer, Michigan. Other manufacturing plants are in Greencastle, Pennsylvania; Clinton, Tennessee; and Lerma, Mexico. Durakon's common stock is traded on the Nasdaq Stock Market under the ticker symbol DRKN.

For more information on Durakon Industries via facsimile at no additional cost, simply dial 1-800-PRO-INFO and enter company code 221 or the ticker symbol DRKN.